Issuer Free Writing Prospectus
Filed by: Oasis Petroleum Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3: No. 333-175603
OASIS PETROLEUM INC.
Pricing Term Sheet

Issuer:	Oasis Petroleum Inc.

Security Description:	Senior Notes

Distribution:	SEC Registered

Size:	$400,000,000

Maturity:	November 1, 2021

Gross Proceeds:	$400,000,000

Net Proceeds (before expenses):	$393,400,000

Coupon:	6.500%

Price:	100% of face amount

Yield to Maturity:	6.500%

Spread to Benchmark Treasury:	+ 415 bps

Benchmark Treasury:	UST 2.125% due August 15, 2021

Interest Payment Dates:	November 1 and May 1, beginning May 1, 2012

Change of Control put:	Putable at 101% of principal, plus accrued and unpaid interest to the date of purchase.

Redemption Provisions:

First call date:	November 1, 2016

Make-whole call:	Before the first call date at a discount rate of Treasury plus 50 basis points

Redemption prices:	Commencing November 1, 2016: 103.250% Commencing November 1, 2017: 102.167% Commencing November 1, 2018: 101.083% Commencing November 1, 2019 and thereafter: 100.000%

Redemption with proceeds of equity offering:	Prior to November 1, 2014 up to 35% may be redeemed at 106.500%

Change of Control call:	On or prior to January 1, 2013, call at 110% of principal plus accrued interest

CUSIP/ISIN Numbers:	674215AD0 / US674215AD08

Ratings*:	Caa1/B-

Denominations/Multiple:	$2,000 x 1,000

Trade Date:	October 27, 2011

Settlement Date**:	(T+10) on November 10, 2011

Underwriters of Senior Notes:	Joint Book-Running Managers:
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
BNP Paribas Securities Corp.

Co-Managers:
Johnson Rice & Company L.L.C.
RBS Securities Inc.
Simmons & Company International
Tudor, Pickering, Holt & Co. Securities, Inc.
UBS Securities LLC
U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

**	We expect delivery of the notes will be made against payment therefor on or about November 10, 2011, which is the tenth business day following the date of pricing of the notes (such settlement being referred to as “T+10”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next succeeding six business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.
The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting J.P. Morgan Securities LLC at (212) 270-6366; Wells Fargo Securities at (800) 326-5897; or BNP PARIBAS at (800) 854-5647.
Additional Information
Offering Size
Oasis Petroleum Inc. has increased the offering of the 6.500% senior notes due 2021 from $300.0 million aggregate principal amount to $400.0 million aggregate principal amount. Corresponding changes will be made wherever applicable to the Preliminary Prospectus Supplement, including as discussed below.

Summary—Our business strategy
The following disclosure under “Summary—Our business strategy—Maintain financial flexibility and conservative financial position” on page S-4 of the Preliminary Prospectus Supplement and each other location where such disclosure appears in the Preliminary Prospectus Supplement is amended to read as follows:
“As a result of this offering, we expect to have $1,031.3 million of liquidity available, including approximately $681.3 million in cash and short-term investments and $350.0 million available under our revolving credit facility.”
Use of proceeds
The following disclosure under “Use of proceeds” on page S-46 of the Preliminary Prospectus Supplement and each other location where such disclosure may appear in the Preliminary Prospectus Supplement is amended to read as follows:
“We estimate that the net proceeds from this offering will be approximately $392.8 million after deducting the underwriters’ discount and our estimated offering expenses.”
Capitalization
The following numbers in the “As adjusted for this offering” column of the table under “Capitalization” on page S-47 of the Preliminary Prospectus Supplement and each other location where such disclosure may appear in the Preliminary Prospectus Supplement are amended to read as follows:

As adjusted for
this offering

Cash and cash equivalents and short-term investments(1)	$817,744

Long-term debt:
Revolving credit facility(2)	—
7.250% Senior Notes due 2019	400,000
6.500% Senior Notes due 2021	400,000

Total long-term debt	800,000
Stockholders’ equity:
Common stock, $0.01 par value; 300,000,000 shares authorized; 92,450,195 issued and 92,429,600 outstanding at June 30, 2011	921
Treasury stock, at cost; 20,595 shares	(559)
Additional paid-in-capital	645,289
Retained deficit	(66,343)

Total stockholders’ equity	579,308

Total capitalization	$1,379,308

(1)	As of September 30, 2011, we had total cash and cash equivalents and short-term investments of $288.5 million.

(2)	On October 6, 2011, we entered into an amendment to our revolving credit facility in order to, among other things, increase the size of the facility from $600 million to $1 billion and increase our borrowing base from $137.5 to $350 million. As of October 25, 2011, we had no borrowings outstanding under the revolving credit facility and no outstanding letters of credit issued under the revolving credit facility. Please read “Description of other indebtedness.”
Underwriting
The following disclosure under “Underwriting” on page S-119 of the Preliminary Prospectus Supplement is amended to read as follows:
“We estimate that our expenses in connection with the sale of the notes, other than underwriting discounts and commissions, will be approximately $600,000.”